

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

> **Re:  BankUnited, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed on February 24, 2022**
> **File No. 001-35039**

Dear Ms. Lunak:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 78

1.  We note you removed disclosure included in your 2019 10-K that indicated the company has a single reportable segment. Please tell us if you made any changes to your reportable segments and if so, when those changes were made. In addition, provide us with revised disclosure for inclusion in future filings that clearly identifies your reportable segment(s) and the factors you use to identify them, including the basis of organization, and whether operating segments have been aggregated into your reportable segment(s). Refer to ASC 280-10-50-21.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance